Mail Stop 4561
								November 22, 2005

Mr. Mark K. Levenick
Interim Chief Executive Officer
Tidel Technologies, Inc.
2900 Wilcrest Drive, Suite 205
Houston, TX 77042

	Re:    	Tidel Technologies, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A
		Filed on November 17, 2005

		Form 10-K for the years ended 2004 and 2003
		Forms 10-Q for the periods ended December 31, 2004,
		March 31 and June 30, 2005
		File No. 0-17288

Dear Mr. Levenick:

      We have reviewed your responses to our letter dated November
8,
2005 as well as the revised proxy statement and proposed revisions to
the disclosure in the above-cited periodic reports relating to the disclosure controls and procedures and have the following comments.
1. Per our telephone conversation of November 22, 2005, please revise
to include pro forma statements of operations for the years ended
September 30, 2003 and 2002.   Pro forma income statement
adjustments
for gains and losses directly attributable to the transaction are not appropriate on the face of the pro forma statement of operations. Accordingly, please revise to remove pro forma adjustments 5 and 6 and include such amounts as an adjustment to pro forma retained earnings with an appropriate explanation in the notes to the pro forma financial statements.
2. See prior comment no. 17. We note your revised proposed disclosure relating to the annual and quarterly reports states that the significant deficiencies in your internal controls and procedures
"were not found to constitute a material weakness." Please tell us in your written response what analysis you undertook to determine that the deficiencies you cite did not constitute a material weakness.
3. See prior comment no. 21. We note that the proposed language regarding the conclusion of your certifying officers for the annual report as well as each of the three periods ending December 31, 2004,
March 31 and June 30, 2005 states that the disclosure controls and procedures "were not effective as of the end of the year ended September 30, 2004." Item 307 of Regulation S-K requires that your principal executive and principal financial officer disclose their conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by each of the reports. Note that the Form 10-K, which covers the fiscal years ended September 30, 2003 and 2004, should include management`s conclusions as to the effectiveness of the disclosure controls and procedures for each of the years covered by the report. Please revise accordingly.


      Please direct your questions relating to the financial statements and related information to Kathy Collins, Branch Chief, at
202-551-3499. Please direct all other questions to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, to Anne Nguyen at
(202) 551-3611. If you still require further assistance, please contact the undersigned at (202) 551-3735.

								Sincerely,



								Barbara C. Jacobs
      							Assistant Director


cc:  	Via facsimile:  212-451-2222
      Adam Finnerman, Esq.
	Olshan Grundman Frome Rosenzweig & Wolosky

Mr. Mark K. Levenick
Tidel Technologies Inc.
November 22, 2005
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